1650 Tysons Boulevard McLean, VA 22102-4859	Tel 703.770.7900 Fax 703.770.7901 www.pillsburylaw.com

Alicia A. Prather (703) 770-7996 alicia.prather@pillsburylaw.com

September 2, 2005

By Courier and Facsimile

(202.772.9201)

Mr. Mark P. Shuman

Branch Chief – Legal, Office of Computers

and Online Services

Securities and Exchange Commission

One Station Place,

100 F Street, NE

Mail Stop 4-6, Room 4561

Washington, D.C. 20549

Re:	NCI, Inc. Registration Statement on Form S-1 Filed July 29, 2005 File No. 333-127006

Dear Mr. Shuman:

On behalf of our client, NCI, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 25, 2005 to Charles K. Narang, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission on July 29, 2005. We are enclosing the amended Registration Statement on Form S-1/A filed as of September 2, 2005 (the “Amended Registration Statement”) marked to show changes from the Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments. All page numbers refer to the Edgar version of the Amended Registration Statement.

Mr. Mark P. Shuman

September 2, 2005

General

1.	We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

We have included a bona fide price range in the Amended Registration Statement.

2.	We also note that you intend to provide several of your exhibits, including the opinion of counsel, to your registration statement in your next amendment. Similar to our preceding comment, we will need .a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

We have included additional exhibits in the Amended Registration Statement, including Exhibit 5.1, the Opinion of Pillsbury Winthrop Shaw Pittman LLP. We will provide the remaining exhibits, which are listed in the Index to Exhibits, in a subsequent amendment.

3.	We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate such copies until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

We have included all information in the Amended Registration Statement as required by Rule 430A. We hereby confirm on behalf of the Company that the Company has not circulated copies of the Registration Statement in a manner that would violate the securities laws.

4.	Revise the disclosure throughout your registration statement to either define various industry specific terms and phrases having meanings not overtly obvious or discernible from the context or provide a reference to that portion of your registration statement that provides such clarification. For example, supplement your disclosure to define or provide a cross-reference to the following:

•	government wide acquisition contracts, or GWACs;

Mr. Mark P. Shuman

September 2, 2005

•	sensitive compartmentalized information facilities, or SCIFs;
•	best value awards;
•	multiple award contracts;
•	prime contractor;
•	indefinite delivery/indefinite quantity, or ID/IQ;
•	funded and unfunded backlogs, e.g. as used in the narrative found under the risk factor subheading “We cannot guarantee that our estimated contract backlog...”;
•	GSA schedule contracts; and
•	blanket purchase agreements.

We have revised the disclosure on pages 4-5 of the Registration Statement to define the industry specific terms and phrases that have meanings which are not overtly obvious or discernible from the context and, where appropriate throughout the Registration Statement, we have provided cross references to this section or additional language to clarify such terms.

Inside Front Cover Page

5.	Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues Outline, March 31, 2001 Quarterly Update, Section VIII.

We supplementally advise the Staff that all artwork or graphics to be used in the Registration Statement was included in the Registration Statement as filed on July 29, 2005. The only artwork or graphics is the Company’s logo on the front and back covers.

Summary, page 1

6.	Please provide a basis for your statement that you are a “leading” provider of information technology services and solutions to U.S. federal government agencies.

The Company supplementally informs the Staff that it is recognized externally by news organizations and by the federal government as a “leading” provider of technology services and solutions. Washington Technology, an industry periodical for the government sector, recently included the Company as one of the top 100 federal prime contractors among tens of thousands of companies working for the federal government.

The Company has also been recognized by the federal government for excellence in support. The National Security Agency has recognized one of the Company’s primary clients, USTRANSCOM, for the third time with the Frank B. Rowlett Trophy. This award is presented to the government site considered the best Information

Mr. Mark P. Shuman

September 2, 2005

Assurance/Information Protection program in the entire Federal Government. The Company received a letter from the base commander recognizing the Company’s significant role in USTRANSCOM receiving this award. USTRANSCOM is the only federal agency to receive this award three times and the Company is the primary contractor providing the network security support for USTRANSCOM and was responsible for the network support on all three occasions.

7.	Please explain the basis for your statement that your contract base is diversified given the statistics you provide on pages 1 and 23 that indicate that approximately 99% of your revenues are derived from the federal government and approximately two-thirds of your revenues are from engagements with defense and intelligence agencies.

The Company supplementally advises the Staff that it has a large number of contracts across a number of federal agencies (approximately 80 contracts and 155 task orders). No single engagement constitutes more than 8.0% of the Company’s revenue. Although 99% of the Company’s revenue is with federal agencies, the federal government is actually composed of hundreds of agencies and individual clients many of whom receive their own funding and have their own missions. The Company believes that the disclosure, as written, balances the diversity of its clients and contracts and emphasizes its dependence on the federal government, which is one of the largest consumers of contract services.

8.	You indicate that defense and intelligence agencies with whom you have engagements, currently have, and are expected to continue to have, significant funding for transformation through information technology initiatives. In your response letter provide support to substantiate this claim.

The Company supplementally informs the Staff that the 2006 Federal Defense budget request is $419.3 billion and includes an increase of 4.8% over 2005 expenditures. Furthermore, the current budget plans include a six year program with continued funding increases through 2011 with a projected budget of $502.3 billion by 2011. The budget plans specifically mentions the increase in transformation and information technology (see: http://www.defenselink.mil/news/Feb2005/d20050207budget.pdf and http://www.defenselink.mil/news/Feb2005/d20050207budget.pdf). The Company is primarily focused on three of the top federal users of information technology (Army, Air Force and the intelligence community ) which constitute more than half of the overall budget. Note that the budgets for the intelligence community are not published, but the Army and Air Force constitute more than half of the published budgets and the intelligence agencies reportedly receive more funding than any of the other published agencies.

9.	Revise to provide a concise and balanced summary of the material information you disclose elsewhere. For example, you discuss the significant market opportunities available to you, your strengths that make you “well- positioned to meet the rapidly evolving needs of federal government agencies

Mr. Mark P. Shuman

September 2, 2005

for IT services and solutions” and your strategy growing your business as a “leading provider of information technology services and solutions to government agencies while improving [y]our profitability” without discussing the corresponding obstacles and challenges you face in achieving such goals. Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans. For example, discuss the challenges you face from competitors or the risks that you may not achieve the anticipated revenues from your estimated contract backlog. As another example, revise your discussion of revenue on page 2 to provide balancing disclosure regarding costs and expenses and net income. Please note that it is not sufficient to simply refer the reader to the risk factors section. Where applicable, make corresponding changes elsewhere in your prospectus, e.g., the business section beginning on page 36.

We have revised the disclosure on pages 2, 4 and 42 of the Amended Registration Statement to provide a summary of the challenges faced by the Company.

10.	We note that your summary and disclosure elsewhere in your registration statement includes statistics and statements by, for example, INPUT, for support. For each statistic cited, furnish in your response letter the source of the statistic from the organization or entity. To expedite our review, note the date of each source, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

The Company supplementally advises the Staff that each statistic from INPUT has been used with INPUT’s permission and, because the information is not available to the public without charge, we have included as Exhibit 23.3 a copy of INPUT’s consent. Below, we have listed each statistic used in the Amended Registration Statement and provided a citation for the source. Copies of the relevant pages from INPUT are being provided to the Staff as Annex I to this letter as support for the citations.

•	Registration Statement Page 2 – Federal IT spending growing from $59.2 billion in FY05 to $78.8 billion in FY10.

Citation: INPUT “Federal IT Market Forecast FY2005 – FY 2010,” 2005, page 114.

•	Registration Statement Page 37 – Federal IT spending growing from $59.2 billion in FY05 to $78.8 billion in FY10.

Citation: INPUT “Federal IT Market Forecast FY2005 – FY 2010,” 2005, page 114.

Mr. Mark P. Shuman

September 2, 2005

•	Registration Statement Page 37 – Department of Defense’s spending on information technology services and solutions growing from $27.2 billion in FY05 to $35.0 billion in FY10.

Citation: Figures provided during a conversation with Chris Campbell of INPUT on 7/14/05.

•	Registration Statement Page 37 – Estimated FY05 intelligence spending of $10.9 billion.

Citation: INPUT “Federal IT Market Forecast FY2005 – FY 2010,” 2005, page 101. We have revised the disclosure on page 42 of the Amended Registration Statement to read as follows: “… INPUT estimates total addressable IT spending for U.S. intelligence agencies in the federal fiscal year 2005 at $7.8 billion, growing to $10.9 billion in federal fiscal year 2010.”

•	Registration Statement Page 37 – Federal spending for information security initiatives will increase from $5.1 billion in FY04 to $7.3 billion in FY10.

Citation: INPUT “Federal IT Market Forecast FY2005 – FY 2010,” 2005, page 74. The disclosure on page 43 of the Amended Registration Statement has been revised to read “… approximately $5.1 billion in federal fiscal year 2005 to approximately $7.3 billion in federal fiscal year 2010.”

•	Registration Statement Page 38 – Federal spending on contracted IT services growing from $12.7 billion in FY05 to $16.5 billion in FY10.

Citation: INPUT “Federal IT Market Forecast FY2005 – FY 2010,” 2005, page 41.

•	Registration Statement Page 38 – Approximately 45% of federal government IT workers will be eligible to retire by FY08.

Citation: Figure was provided during a conversation with Rokas Reipa and Corrine Jacques of INPUT on 7/27/05.

11.	Explain what you mean by the phrases on page 1 that your largest engagement “is not scheduled for recompetition until 2011” and that several of your GWACs have “a ceiling of $[XX] million over [XX] years.” Also, tell us whether you would expect to be awarded contracts that are valued at or near the ceiling, or whether these ceilings represent the total amounts that may be awarded to several different contractors. If you do not expect to receive contracts valued at or near the ceiling, disclose (a) the amount or percentage typically awarded to one contractor or to a contractor providing the type of services that you would provide and (b) the amount or percentage you have been awarded in the past on similar contracts.

The Company supplementally advises the Staff that references in the prospectus to “engagements” mean specific work the Company has contracted to perform pursuant to both contracts and task orders for a particular client. The Company’s largest engagement is to provide comprehensive IT support services to USTRANSCOM. The contracts

Mr. Mark P. Shuman

September 2, 2005

pursuant to which the Company performs this work consist of a four-month base period and seven option periods. The first six option periods are one-year each, and the seventh option period is eight months, for a total of seven years. Accordingly, we anticipate that USTRANSCOM will not schedule a competitive bidding process, or recompetition, for this work until late 2010 or 2011.

A Government Wide Acquisition Contract (“GWAC”) is a task order or delivery order contract for goods and services established by one agency for government wide use that is operated (1) by an executive agent designated by the Office of Management and Budget pursuant to section 5112(e) of the Clinger-Cohen Act, 40 U.S.C. 1412(e); or (2) under a delegation of procurement authority issued by the General Services Administration (GSA) prior to August 7, 1996, under authority granted GSA by the Brooks Act, 40 U.S.C. 759 (repealed by Pub. L. 104-106). The “ceiling” for a GWAC represents the maximum amount the government is authorized to spend under the vehicle over the life of the vehicle. Annual funding for task orders and delivery orders issued pursuant to GWACs is subject to Congressional approval. In some cases, the government may increase a GWAC’s ceiling, in other cases the government never appropriates the full amount of the ceiling. It is not possible for the Company to disclose the amount or percentage of a particular GWAC’s ceiling typically awarded to one contractor or another contractor providing the type of services the Company provides, as there is insufficient data from which to draw such conclusions. Further, the Company does not believe that historical information about the percentage of work it captured, as measured against the applicable ceiling, is representative of the amount of work it can be expected to generate under its current (to the extent it is calculatable) GWACs as compared to their ceilings.

Transactions Prior to the Offering, page 6

Revocation of S Corporation Status page 6

12.	You indicate that the actual amount of the distribution of S corporation earnings to your current stockholders will depend on the amount of your income prior to the revocation of your S corporation status. To the extent practicable, please disclose an estimate of the expected amount of such distribution. We note the reference in footnote 2 on page 5 to a distribution amount of $18 million.

We have revised the disclosure on pages 8, 21, 63 and F-25 of the Amended Registration Statement to include an estimate of the expected amount of the S corporation earnings distribution.

Risk Factors, page 10

13.

A risk factor does not adequately describe a material risk if it could apply to any business. Your “Risk Factor” section includes several risk factors that appear to be generic or fail to raise material, concrete risks. Please revise

Mr. Mark P. Shuman

September 2, 2005

your risk factor subheadings and the narrative that follows to avoid generic language, such as “adversely affect” and “harm” to describe the impact of the risk factors on your business, collectively, or on specific results of your business. Replace this language with specific disclosure of how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, revise the risk factor subheadings “[W]e depend on contracts with the federal government...[o]ur business would be adversely affected...” and “[o]ur business could be adversely affected by significant changes in the contracting or fiscal policies of the federal government” as well as the narrative found under the subheading “[w]e may not be successful in identifying acquisition candidates...” Other examples include “Our employees may engage in misconduct...” and “Our quarterly operating results may fluctuate...” With respect to the last example, we note the discussion you have provided in the last paragraph on page 34 regarding the relationship between the federal government’s fiscal year and your clients’ suspension of engagements or their increase in purchase requests. Please revise these discussions to describe risks more specific to you and each risk’s specific impact on your business.

We have complied with the Staff’s comment by making revisions to the Risk Factors section on the following pages: 9-17.

14.	Additionally, to provide appropriate context, where applicable, please provide specific disclosure regarding the risks or challenges you have faced in the past. For example, in the risk factor where you discuss the substantial cost that may be incurred in the competitive procurement process, please disclose the costs you have incurred in past procurements. As another example, please discuss in the appropriate risk factor the specific systems or service failures you have experienced, any intellectual property infringement claims you have received, and any unfavorable federal audits you have received in the past.

The Company supplementally advises the Staff that while the costs incurred in the competitive procurement process in the past have not been material, the risk described could result from the Company pursuing larger and more complex procurements. The Company also supplementally advises the Staff that it has not experienced any material systems or service failures. The Company further supplementally advises the Staff that it has not received any intellectual property infringement claims or any unfavorable federal audits in the past. While the Company has not historically been impacted by these risks, nevertheless the Company believes these are material risks to its business.

Many of our federal government clients..., page 13

15.	You indicate that if the federal government elects to use a contract vehicle that you do not hold you will not be able to compete as a prime contractor.

Mr. Mark P. Shuman

September 2, 2005

Clarify this disclosure, explaining the circumstances in which you would not hold a contract vehicle.

We have revised page 15 of the Amended Registration Statement in response to the Staff’s comment.

The Company supplementally advises the Staff that the government uses many different GWACs to procure IT products and services. The Company is only eligible to compete for work (task orders and delivery orders) as a prime contractor pursuant to GWACs already awarded to it. If a particular agency decides to procure IT products or services pursuant to a GWAC that was not awarded to the Company, the Company will not be eligible to receive task orders or delivery orders as a prime contractor for such work.

Dividend Policy, page 18

16.	You indicate that you will need to rely upon dividends and other payments from your subsidiary to generate the funds necessary to make dividend payments, if any, on your Class A common stock but that your subsidiary is legally distinct from you and has no obligation to pay amounts to you. Explain how this is the case given your disclosure on page 6 indicating that prior to the registered offering, your subsidiary will become a wholly owned subsidiary and that this prospectus is written assuming this has already taken place.

The Company supplementally advises the Staff that it is a Delaware corporation, recently formed to hold all of the issued and outstanding shares of capital stock of NCI Information Systems, Inc., a Virginia corporation. As a result of the share exchange and merger transactions described on page 6, NCI Information Systems, Inc. became a wholly owned subsidiary of the Company. Nevertheless, the Company and NCI Information Systems, Inc. are legally distinct entities, and NCI Information Systems, Inc. has no legal obligation (contractual or otherwise) to make dividend distributions to the Company.

Management’s Discussion and Analysis.... page 23

Overview, page 23

17.

Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350. For example, does management anticipate a trend in terms of changes in the current contract mix, e.g. an increase in the proportion of contracts that are fixed-price contracts, or an increase in the proportion of contracts that rely on subcontracted labor or third party material purchases as opposed to relying on your own employees’ labor? If so, to the extent you are able to quantify the effects of this trend on your results of operations,

Mr. Mark P. Shuman

September 2, 2005

working capital requirements and liquidity, please supplement your disclosure accordingly.

We have revised page 27 of the Amended Registration Statement to provide additional disclosure about management’s view of certain trends.

18.	As another example, you indicate in the narrative under the risk factor subheading “Our federal government contracts may be terminated…” found on page 12 that you derive most of your revenue from federal government contracts that typically span one or more base years and one or more option years, that such option periods may cover more than half of a contract’s potential duration and that federal government agencies have the right not to exercise these option periods. Furthermore, you indicate in the narrative under the risk factor subheading “Many of our federal government clients spend their procurement budgets…” that budgetary pressures and reforms in the procurement process have resulted in increased competition and pricing pressure, requiring you to make sustained post-award efforts to realize revenue under the relevant contract vehicle. Are these conditions a recent development? If so, has management revised or does it anticipate revising its methodologies for estimating contract backlog so as to take a more conservative approach to valuing backlog? What consideration has management given to such budgetary pressures and reforms when planning your future strategy, growth, capital expenditures, etc.? Similar to the prior comment, to the extent you are able to quantify the effects of this trend on your results of operations, working capital requirements and liquidity, please supplement your disclosure accordingly.

We have revised page 27 of the Amended Registration Statement in response to the Staff’s comment.

The Company also supplementally advises the Staff that the items discussed on page 15 of the Amended Registration Statement have been occurring over the past five to ten years, which has allowed sufficient time for the Company and many other contractors to adjust. Procurement changes are a continuing risk within the government sector and therefore we thought it should be included in the risk section. We do not believe it is necessary for us to change our methodologies for estimating contract backlog since we believe we already use a more conservative approach than some of the existing peer companies and we believe with a high probability that the backlog we include will be realized.

The Company’s management team constantly considers and evaluates potential impacts (both positive and negative) from budgetary pressures and reforms. We review the projects to which money is being allocated and spent, and we focus on those projects and agencies. We are fortunate that we are a services provider and

Mr. Mark P. Shuman

September 2, 2005

our cost is directly related to the effort being provided. Our employees are employed “at will” and in the event of a reduction in funding we can adjust our staff quickly. We do not have any material developmental or hardware programs that span several years and require substantial working capital expense like some federal contractors and therefore we believe we are able to adjust to budget pressures and reforms much more rapidly and with less impact to the Company. We do not expect the effects of these trends to have a material impact on the results of our operations, working capital requirements, or liquidity.

19.	Provide detailed disclosure in this section that clearly explains contract backlog in the context of your business, its relation to your future prospects and potential revenue, the methodologies used to calculate a contract’s value, and the difference between funded and unfunded backlogs. To the extent you discuss contract backlog elsewhere in your registration statement, provide a cross-reference to this explanation.

We have expanded the disclosure on pages 4 and 27 of the Amended Registration Statement to include an explanation of “backlog” and have provided a cross-reference to this explanation elsewhere in the Amended Registration Statement where we discuss contract backlog.

20.	You indicate that in June 2004, USTRANSCOM awarded you two new seven-year task orders, with a total value of approximately $117 million and that each task order has one base year and six option years. Explain in your disclosure how this value is calculated and what portion of this amount can be earned during the base year and each subsequent option year. Given that it is now July 2005, has USTRANSCOM exercised their option and if so, for how many years? To the extent that USTRANSCOM has not exercised their option for all six years, does management have an expectation of the likelihood that USTRANSCOM will exercise such option years?

We have modified the disclosure on pages 26-27 of the Amended Registration Statement to clarify the option periods.

The Company is currently operating under the first one-year option period on each task order for this work, which run through September 30, 2005. The federal government has notified the Company that it intends to exercise the second one-year option period. Typically, the federal government notifies contractors within 30 days of the end of a contract period of its intention to exercise an option. The Company believes the federal government is likely to exercise the remaining option years on these task orders. Each option period has been priced and has a value associated with it, but the Company deems that information proprietary and does not feel it is appropriate to disclose in the prospectus.

Revenue, page 24

Mr. Mark P. Shuman

September 2, 2005

Contract Types, page 24

Time-and-material contracts, page 24

21.	You indicate that to the extent that your actual labor costs under a time-and-materials contract vary significantly from the negotiated hourly rates, you can generate more or less than the targeted amount of profit. Expand your disclosure to discuss the circumstances under which actual labor costs would vary significantly. Is this a common occurrence?

We have expanded the disclosure to discuss the circumstances under which actual labor costs could vary significantly from the negotiated hourly rates. Please see page 28 of the Amended Registration Statement.

Fixed-price contracts, page 24

22.	Explain the difference between the three categories of fixed-price contracts.

The three categories of fixed-price contracts are as follows:

•	“Fixed unit price” is where the Company receives a fixed price per unit of work delivered, and the unit price is not subject to adjustment.

•	“Fixed-price level-of-effort” requires the contractor to provide a specified level of effort over a stated period of time, on work that can only be stated in general terms, and the government is to pay a stated fixed amount.

•	“Fixed-price completion” provides a set price for specific performance that is not subject to any adjustment on the basis on the contractor’s actual cost experience in performing the contract.

We have expanded our disclosure in “Summary—Relevant Industry Terms” on page 4 of the Amended Registration Statement to include this description.

Results of Operations, page 26

23.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, the revenue, cost of revenue and G&A expense disclosures do not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications. Please revise.

We have revised the disclosure in the “Management Discussion and Analysis” section of the Amended Registration Statement to quantify each source that has contributed to the material changes identified by the Staff.

Mr. Mark P. Shuman

September 2, 2005

Year Ended December 31, 2004 Compared to December 31, 2003, page 27

24.	Tell us and disclose what portion of the $34.9 million increase in revenues is due to SES contracts acquired in the December 23, 2003 acquisition.

We have expanded the disclosure on page 31 of the Amended Registration Statement to reflect that approximately $22.4 million of the $34.9 million in revenue increase was the result of the SES contracts acquired in the 2003 acquisition.

Critical Accounting Policies

Revenue Recognition, page 32

25.	As presented, the critical accounting policy for revenue recognition is a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC Release 33-8350 and please revise.

We have revised the disclosure on pages 36-37 of the Amended Registration Statement to provide additional information regarding judgments and estimates.

The majority of the Company’s revenue is derived from time-and-material, cost-plus and fixed-price level of effort contracts where revenue is recognized as costs are incurred. Less than 2% of the Company’s revenues are derived from contracts that require the use of estimates or related assumptions. As part of the Company’s regular review process, the estimates for these contracts are reviewed on a quarterly basis. Adjustments are incorporated into the estimates when identified. The Company does not anticipate changes to its contract base that would result in a significant increase in the amount of revenue requiring the use of estimates or related assumptions nor does the Company anticipate a change to the process for formulating its estimates and assumptions for those contracts requiring them.

Critical Accounting Policies - Stock-Based Compensation, page 33

26.	We note that you refer to the methodology used by an independent valuation firm in a report prepared in 1999 in determining the fair value of options. When you refer to an independent valuation firm disclose the name of expert and include the expert’s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.

Mr. Mark P. Shuman

September 2, 2005

We have revised our disclosure on page 37 to remove the reference to the independent valuation firm.

27.	We note that you consider the guidance provided by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” In this regard, consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. We further note that you obtained a contemporaneous valuation but not by an unrelated valuation specialist. Please revise to discuss the following information related to issuances of equity instruments:

•	Discuss the significant factors, assumptions, methodologies used in determining fair value;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
•	Disclose the reason management chose not to obtain an unrelated valuation specialist.

Refer to disclosure guidance in paragraphs 180-182 of the AICPA Practice Aid.

We have expanded the disclosure on page 37 of the Amended Registration Statement to reflect our methodology for the option price calculation. The Company supplementally informs the Staff that the methodology is based on the market approach, applying the valuation multiples of public companies in the Company’s sector on trailing twelve months for revenue, EBIT, and EBITDA to our trailing twelve month results, adjusted for outstanding debt, cash, and applying a discount for lack of marketability. This method is very similar to the method used by independent valuation experts the Company has used in the past. In the past twelve months all of the options we have granted have been at an exercise price of $10.00, which in all cases exceeded the fair market value of our common stock on the date of grant. The exercise price represents 91% of the midpoint of the offering range. The Company determined that it had reasonable methodologies for these valuations and therefore chose not to incur the cost of valuation experts for subsequent valuations. The factors contributing to the increase in the fair market value are the anticipated marketability of the stock and the increased organic growth of the Company in the first six months of 2005. See the response to Comment No. 43 for more details on the valuation calculations.

Business, page 36

Market Opportunity, page 37

28.

You indicate that once pre-selected under a government wide acquisition contracts, or GWAC, “companies compete only among themselves to provide services under the vehicle.” You also indicate on page 39 that you are a prime

Mr. Mark P. Shuman

September 2, 2005

contractor on numerous multi-year GWACs that provide you the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year, and you subsequently list some of these contracts and their respective ceilings, you indicate on page 41 that your contract base includes four prime GWAC vehicles with a total combined budgeted ceiling value in excess of $20 billion. Revise your disclosure to clarify what exactly is meant by the term “ceiling” and what portions of such contracts you can reasonably expect to win competing against other pre-qualified companies. Is it possible that you may lose some of these bids to other pre-qualified companies or are you already guaranteed a portion of such contracts? If the latter, please quantify.

Please see our revised disclosure on page 4, including the definition of ceiling, and our supplemental response to Comment No. 11.

Principal and Selling Stockholders, page 56

29.	While you have yet to provide specific information as to which shareholders will be selling shares pursuant to this registration statement, please supplement your disclosure to provide a discussion of how the securities to be sold were acquired by the selling shareholders.

We have disclosed how the selling stockholders acquired the securities to be sold by them in the offering. The option grants, and the issuance of shares upon exercise of these grants, complied with the requirements of Rule 701 under the Securities Act. Please see page 62 of the Amended Registration Statement.

Related Party Transactions, page 57

30.	It appears that most of your disclosure in this section covers the 6 month period ended June 30, 2005. Provide the information required by Item 404 of Regulation S-K for the period beginning with your last fiscal year. We note the information you have provided in Note 10 to your financial statements (Related Party Transaction).

We have revised the disclosure on page 63 of the Amended Registration Statement to clarify that the related party disclosure values in the Registration Statement are for the prior three full fiscal years plus the 6 months ended June 30, 2005. Specifically, we have modified the disclosure to break down the amounts by fiscal year.

31.

You indicate that you believe the terms of certain agreements with Net Commerce Corporation reflect market conditions and are on terms which might be negotiated on an arm’s-length basis. Clarify if this statement is referring to all agreements and services described in this and the subsequent paragraph, such as the consulting arrangement with Net Commerce Corporation pursuant to which you paid Net Commerce Corporation

Mr. Mark P. Shuman

September 2, 2005

$312,010, the short-term projects for which Net Commerce Corporation provided project support, the network management services you provided to Net Commerce Corporation during the period 2002 through 2004 and the use of the private aircraft owned by Michael Solley. Also, supplementally tell us how the value of the services provided by Net Commerce was determined.

We have revised our disclosure on page 63 of the Amended Registration Statement to delete the reference to arm’s-length transactions and to clarify that the Company believes that the statement “the terms of the related party transactions reflect market conditions” applies to all of the related party transactions. The value of the services and the amount paid on the agreement with Net Commerce is based on our negotiated contract prices, which were approved by our client.

32.	Please briefly explain the performance objectives for fiscal year 2004 that each of Messrs. Narang, Solley, and Glasgow, and Ms. Bjornaas operated under for purposes of their bonuses. Please also briefly explain the nature of the $242,585 payment in connection with key man life insurance and the $112,500 note payment to Ms. Allan.

The Company’s performance objectives are related to revenues, profit, and management performance. Messrs. Narang, Solley, and Glasgow and Ms. Bjornaas participate in and are evaluated based on the same management incentive program as all Company executives. The $242,585 payment to Ms. Allan was in connection to a key man/supplemental life benefit program, which had been implemented for certain key managers in the Company. The plan has been terminated, and the payment to Ms. Allan was the balance in her account at the time the plan was canceled. The $112,500 payment to Ms. Allan was made in connection with a $750,000 note payable to her, which the Company entered into in 2001 in resolution of an offer letter commitment. (See Note 11 to the Financial Statements.) The Company expects the balance of the note to be satisfied in full by December 31, 2005.

Underwriting, page 64

33.	We note your disclosure regarding your intention to have a directed share program. Tell us in your response letter how you will conduct the program, provide a description of the manner in which you would conduct it and indicate whether you have had any communications with potential participants in such a plan to date. To the extent you have had such communications, provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter.” Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Mr. Mark P. Shuman

September 2, 2005

At the request of the Company, the underwriters intend to reserve a portion of the shares of the Company’s Class A common stock for sale at the initial public offering price to directors, officers or employees or who are otherwise associated with the Company, through a directed share program. The actual number of shares to be reserved will be determined by the Company, but in no event shall exceed three percent (3%) of the total number of shares of Class A common stock offered by the Company. The number of shares of the Company’s Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the directed share program. Any shares of the Company’s Class A common stock not purchased through the directed share program will be offered by the underwriters to the general public on the same basis as all other shares of the Company’s Class A common stock.

Legg Mason Wood Walker Incorporated (“Legg Mason”) will be administering the directed share program. The materials being provided to the Staff as Annex II to this letter represent the materials that Legg Mason intends to use in connection with this directed share program.

To date, Legg Mason has not had any communication with potential participants in the directed share program. The Company intends to distribute the directed share program materials to potential purchasers once the Preliminary Prospectus is printed.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the program who is not an officer or director of the Company to agree that for a period of 30 days from the date of the Prospectus, such purchaser will not, without prior written consent of Legg Mason, dispose of or hedge any shares of its Class A common stock purchased in the directed share program. The Company’s officers and directors will be subject to the 180 day underwriters lock-up for any shares purchased through the program.

The Company and Legg Mason will work together to operate the directed share program. The Company and the Company alone created the list of participants and will allocate shares to the participants. Legg Mason will handle the mechanics of distributing those shares and other administrative tasks involved with the program.

Legg Mason and the Company will employ the following procedures in making the offering under the directed share program:

•	Legg Mason will deliver by first class mail, electronic mail or by reputable overnight courier the directed share materials to potential purchasers once the Preliminary Prospectus is printed.

•

If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and fax and subsequently mail to Legg Mason the Indication of Interest Letter (“IOI”), the Participant Questionnaire, the New Account Agreement (if the person does not already have an account with Legg Mason (a participant must purchase shares

Mr. Mark P. Shuman

September 2, 2005

through a Legg Mason account)), the IPO Certification (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the Form W-9 and the Lock-Up Agreement so that they are received by Legg Mason on a specified date. The deadline for expressing an interest and opening an account will be approximately five days prior to pricing.

•	Once the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper IOI letters in participating in the directed share program. Legg Mason will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Legg Mason will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the Final Prospectus and a written confirmation of the sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Legg Mason within three business days of the trade date. The Company will reallocate any potential purchaser’s shares to other directed share program participants if Legg Mason does not receive the potential purchaser’s payment within three days of the trade date. Legg Mason will then notify the Company of the same and Legg Mason will then sell such shares into the open market.

The directed share program materials that the Company intends to deliver by first class mail, electronic mail or by reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from Legg Mason, the administrative agent;

•	a document providing instructions for the participant if they are interested in participating in the program, together with payment instructions;

•	a Directed Share Program Notice summarizing the program;

•	an Indication of Interest Letter to be completed, signed and returned to Legg Mason by the potential purchaser to indicate any interest he or she may have in purchasing shares in the proposed initial public offering, including the number of shares he or she may have an interest in purchasing;

Mr. Mark P. Shuman

September 2, 2005

•	a Participant Questionnaire to be completed, signed and returned to Legg Mason by the potential purchaser, which will be used to help Legg Mason determine whether the potential purchaser is eligible, under applicable securities law, to participate in the directed share program;

•	an IPO Certification to be completed, signed and returned to Legg Mason by the potential purchaser, which will be used to help Legg Mason determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow Legg Mason to open an account for the potential purchaser (a potential purchaser must have a Legg Mason account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed and returned to Legg Mason by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Legg Mason with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above; and

•	a copy of the Preliminary Prospectus.

A form of each of these documents, is included in Annex II to this letter.

As described in the directed share program materials attached to this letter, the Company and Legg Mason will assure that this directed share program offer will meet the requirements of Section 5 of the Securities Act of 1933 and is consistent with Rule 134 by:

•	Ensuring that each of the documents (other than the Participant Questionnaire, the IPO Certification and the Preliminary Prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Legg Mason until the Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdraw or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement.

Mr. Mark P. Shuman

September 2, 2005

•	Providing that a potential purchaser’s submission of a completed IOI involves no obligation or commitment of any kind, and by completing the IOI, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the Final Prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the Preliminary Prospectus, and a written confirmation of the sale with respect to the shares.

34.	We note your disclosure on electronic distributions on page 66. Please describe in your response letter the procedures the underwriters will follow in the electronic offer, sale and distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Legg Mason may distribute the directed share program materials, together with the Preliminary Prospectus, via electronic mail in accordance with the procedures specified in the response to Comment 33. Legg Mason has advised the Company that other than as described above no underwriter named in the Preliminary Prospectus will engage in the electronic offer, sale or distribution of the shares. However, the nature of the syndication process is such that the final list of syndicate members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the syndicate group are, and what their plans for electronic distribution will be, until after the registration statement is declared effective, the Company is unable to disclose any syndicate member’s plans for electronic distribution in the registration statement before it is declared effective. However, Legg Mason has advised the Company that in accepting the invitation to join the syndicate, each member of the syndicate will represent to Legg Mason as follows:

“We confirm that the procedures we will use for the electronic offer, sale and distribution, if any, of the Securities have been previously cleared by the U.S. Securities and Exchange Commission and, accordingly, will comply with Section 5 of the Securities Act of 1933, as amended.”

Consolidated Statements of Income, page F-4

35.

We note your disclosure of stock compensation expense in total operating costs and expenses. Stock-based compensation must be allocated to the appropriate expense category to which it relates. For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of revenue must be reflected as cost of revenue and stock-based compensation issued to general and administrative personnel must be

Mr. Mark P. Shuman

September 2, 2005

reflected as such. The amount may be shown parenthetically within the category or as a separate line item within the category. Conforming changes should be made to summary consolidated financial data, selected consolidated financial data, and all other relevant sections of the filing.

Pursuant to the Staff’s request, we have presented stock-based compensation expense within cost of revenue and general and administrative expenses, as appropriate.

36.	We note your net income per share presentation and earning per share disclosure in Note 2. Tell us how your net income per share calculation is consistent with the guidance in paragraphs 60 and 61 of SFAS 128 and support the basis for your presentation. If your computation of earnings per share pursuant to the two class method results in the same earnings per share for both your Class A and Class B common shares, you may revise your disclosures to indicate that your earnings per share computation is for both Class A and Class B common shares.

Each share of the Company’s Class A and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, for purposes of calculating earnings per share under SFAS 128. Therefore, the two-class method of computing earnings per share as described in paragraphs 60 and 61 yields the same earnings per share for both the Class A and Class B common stock. The Company has revised its disclosure to indicate that the computation of earnings per share is the same for both classes.

Note 2: Summary of Significant Accounting Policies pages F-7

Revenue Recognition, pages F-8

37.	You indicate that revenue for performance based fee incentives on your cost-plus contracts is recognized as earned. Tell us how you determine when such fees are considered to be “earned.” Tell us how you considered Chapter 11 of ARB 43 in accounting for such contracts.

The guidance set forth in ARB 43 is related to fixed fee arrangements. For contracts where the Company has a cost-plus fixed fee arrangement, the Company considers fees earned when the related services have been provided, in accordance with ARB 43, paragraph 11. However, for performance based fee incentives, the Company follows the relevant guidance in SAB 104 and SOP 81-1.

For service contracts that are not within the scope of SOP 81-1, the Company considers revenue from performance based fee incentives to be earned upon receipt of constructive notice of the award of the performance based fee.

Mr. Mark P. Shuman

September 2, 2005

For contracts that are within the scope of SOP 81-1 and for which the Company has a reasonable basis for estimating the performance based fee, the Company considers revenue from performance based fee incentives to be earned based on actual costs incurred in proportion to total estimated costs, in accordance with paragraph 57 of SOP 81-1. The performance based fee used in this calculation is an estimate based on (a) the historical fees awarded on the related contract and similar contracts with the same client and (b) our discussions with the client regarding our performance throughout the award period, which is generally six months.

38.	Tell us why you believe it is appropriate to recognize revenue from fixed price contracts using the percentage of completion method. From the description of your business, it appears the majority of your operations involve providing a service. Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the specific accounting literature you relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.

As disclosed in Note 2, the Company has three types of fixed price contracts: fixed unit price; fixed-price level-of-effort; and fixed-price completion contracts. The Company believes that its disclosure in note 2 adequately describes its output based revenue recognition methods for fixed unit price and fixed-price level-of-effort contracts. The Company only uses percentage-of-completion accounting on fixed-price completion contracts that are within the scope of SOP 81-1, such as design and engineering services related to the construction of a tangible asset or that have been scoped into contract accounting via paragraph 7 of SOP 97-2, whereby we are performing significant customization of software to a client’s specifications.

Fixed price completion contracts are agreements to perform all acts required in the statement of work under a contract regardless of the actual costs incurred in performance. All of our revenue from fixed price completion contracts relates to the production of tangible assets (i.e. client systems) and utilizes software and network engineers to design and develop client-specific complex solutions. For these types of contracts, the Company believes SOP 81-1 percentage of completion method is the appropriate literature to follow for revenue recognition. The Company has referred to paragraphs 12, 13 and 23-29 of SOP 81-1 for support as the basis for its conclusion.

Less than 2% of the Company’s revenues for 2004 or for the six months ended June 30, 2005 were derived from contracts accounted for under SOP 81-1. The majority of the Company’s fixed price revenue contracts are accounted for under the guidance provided in SAB 104.

39.

We note that you recognize revenue on fixed-price completion contracts using costs incurred in relation to total estimated costs. The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the

Mr. Mark P. Shuman

September 2, 2005

input measure was the appropriate measure to use on your fixed-price completion contracts.

Please see response to Comment No. 38.

Property and Equipment, page F-10

40.	Leasehold improvements should be depreciated over the shorter of the lease term or useful lives of the leasehold or leasehold improvements. Please revise or tell us why revision is not required. Also, tell us if your depreciation period assumes lease renewal terms and if so, tell us how you considered the guidance in The Current Accounting and Disclosure Issues in the Division of Corporation Finance, which can be found on our website at www.sec.gov/divisions/corpfin/acctdis030405.htm#P407_61046.

In order to accurately describe the Company’s policy, we have revised the disclosure to state that leasehold improvements are depreciated over the shorter of the lease term or useful lives of the leasehold or leasehold improvements. The Company does not include lease renewal terms in the depreciation periods utilized for leasehold improvements.

Goodwill, page F-10

41.	We note that for purposes of goodwill impairment analysis, you have determined that the Company has two reporting units. Please identify the two reporting units.

The Company’s two reporting units for purposes of goodwill impairment analysis in 2004 are heritage NCI and SES. For 2005, the Company has only one reporting unit as SES was fully integrated into the Company for all of 2005. We have revised our disclosure to identify the two reporting units for 2004 and the one reporting unit for 2005.

Note 6: Stockholder’s Equity and Related Items, Stock Options, pages F-17

42.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•	The type of security;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock; and

Mr. Mark P. Shuman

September 2, 2005

•	The total amount of compensation deferred and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The following is a chronological schedule showing certain information for stock option grants for the period July 1, 2004 through September 2, 2005, as requested by the Staff:

Class (1)	Grant Date	Option Holder	Reason for Grant	Shares subject to Grants(2)	Exercise Price per share(2)	FMV per share(2)	Total Compensation Deferred
A	09/13/04	Terry Glasgow(3)	Incentive	26,315	$10.00	$7.51	$0.00
A	09/13/04	John Grobmeier(3)	Incentive	5,263	$10.00	$7.51	$0.00
A	09/13/04	Tom McDermott(5)	Incentive	18,421	$10.00	$7.51	$0.00
A	11/10/04	Michele Cappello(3)	Incentive	13,157	$10.00	$7.51	$0.00
A	11/10/04	Don Barnes(3)	Incentive	1,315	$10.00	$7.51	$0.00
A	12/29/04	Ashok Chhabra(3)	Incentive	526	$10.00	$8.70	$0.00
A	12/29/04	Sudhir Oberoi(3)	Incentive	526	$10.00	$8.70	$0.00
A	12/29/04	Ron Marinzel(3)	Incentive	15,789	$10.00	$8.70	$0.00
A	12/29/04	Frances Coughlin(3)	Incentive	2,631	$10.00	$8.70	$0.00
A	12/29/04	Mike Johnson(3)	Incentive	2,631	$10.00	$8.70	$0.00
A	12/29/04	Clarence Johnson(3)	Incentive	1,315	$10.00	$8.70	$0.00
A	12/29/04	Marianne Strathman(3)	Incentive	2,631	$10.00	$8.70	$0.00
A	12/29/04	Bonnie Moyer(3)	Incentive	789	$10.00	$8.70	$0.00
A	12/29/04	Elizabeth Baughan(3)	Incentive	789	$10.00	$8.70	$0.00
A	12/29/04	Becky Hatcher(3)	Incentive	526	$10.00	$8.70	$0.00
A	12/29/04	Lana McNiel(3)	Incentive	526	$10.00	$8.70	$0.00
A	12/29/04	Dan Ryan(3)	Incentive	526	$10.00	$8.70	$0.00
A	04/01/05	Jim Allen(4)	Incentive	10,526	$10.00	$9.14	$0.00
A	04/01/05	John Lawler(4)	Incentive	10,526	$10.00	$9.14	$0.00
A	04/01/05	Paul Lombardi(4)	Incentive	10,526	$10.00	$9.14	$0.00
A	04/01/05	Pat McMahon(4)	Incentive	10,526	$10.00	$9.14	$0.00
A	04/01/05	Dan Young(4)	Incentive	10,526	$10.00	$9.14	$0.00
A	06/16/05	Hugh Bolton(3)	Incentive	26,316	$10.00	$8.93	$0.00

Notes:

(1)	All option grants are exercisable for shares of Class A common stock, only.
(2)	Information regarding the number of shares subject to grants, exercise price per share and fair market value per share reflect the 1-for-1.9 reverse stock split.
(3)	Indicates option holder is an officer or employee of the Company.
(4)	Indicates option holder is a director of the Company.
(5)	Former employee. All options have been canceled.

Mr. Mark P. Shuman

September 2, 2005

The stock compensation expense reflected in the financial statements was generated by non-qualified stock option grants at below fair market value in 2000, 2001, 2003 and the first half of 2004, including the following:

Class (1)	Grant Date	Option Holder	Reason for Grant	Shares subject to Grants(2)	Exercise Price per share(2)	FMV per share(2)	Total Compensation Deferred
A	06/30/04	Mike Solley(3),(4)	Incentive	368,421	$0.19	$6.57	$2,352,000.00
A	06/30/04	Judy Bjornaas(3)	Incentive	13,158	$0.19	$6.57	$84,000.00

Notes:

(1)	All option grants are exercisable for shares of Class A common stock, only.
(2)	Information regarding the number of shares subject to grants, exercise price per share and fair market value per share reflect the 1-for-1.9 reverse stock split.
(3)	Indicates option holder is an officer or employee of the Company.
(4)	Indicates option holder is a director of the Company.

The Company supplementally advises the Staff that it will provide updates to the information provided in this response through the effective date of the registration statement.

43.	Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” or on recent sales of the same or a similar company security to a third party for cash. Reconcile and explain the differences between the fair values of your common stock, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

As discussed in our response to Comment No. 27, the Company performed quarterly valuations under the market approach based on comparable public company valuations. Attached as Annex III are the valuation calculations for the previous four quarters. The valuation analyses do not reflect the 1-for-1.9 reverse stock split.

44.

You indicate that you consider the guidance provided by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and the valuation used to determine the fair value of the equity

Mr. Mark P. Shuman

September 2, 2005

instruments was contemporaneous. For options granted during the 12 months prior to the date of the most recent balance sheet included in the filing, please revise to include for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

See response to Comment No. 42. We have revised page 37 to the Amended Registration Statement pursuant to the Staff’s request.

Note 9: Acquisition of Scientific and Engineering Solutions, Inc. (SES), pages F-20

45.	We note that you refer to an independent appraisal in allocating the value of intangibles assets acquired from SES. When you refer to an independent valuation disclose the name of expert and include the expert’s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.

We have revised page F-21 of the Amended Registration Statement to remove the reference to the independent valuation.

Note 10: Related Party Transaction, page F-21

46.	You note on page 57 that all transactions with related parties are conducted on an arms-length basis. However, you do not disclose that fact in your footnote. Please explain or revise accordingly pursuant to paragraph 3 of SFAS 57.

We have revised our disclosure on page F-22 of the Amended Registration Statement to delete the reference to arms-length transactions. Management intends, to the extent subsequent related party transactions are entered into by the Company, that all terms will be negotiated on an arms-length basis.

Exhibits

47.	In addition to the exhibits you indicate you will be providing to us in the future, also file as exhibits all material contracts as required by Item 601(b)(10) of Regulation S-K. Including as exhibits the following:

•	The tax indemnification agreement with stockholders referred to on page 19;

•	All agreements pursuant to which Net Commerce Corporation provided services to NCI and vice versa, during the period in which Charles Narang owned Net Commerce Corporation; and

•	All agreements pursuant to which Michael Solley’s aircraft business provides services to NCI.

Mr. Mark P. Shuman

September 2, 2005

We have reviewed Item 601(b)(10) of Regulation S-K and respectfully disagree that any agreements between (1) Net Commerce Corporation and the Company and (2) Michael Solley and the Company should be included in a supplemental amendment to the Company’s registration statement on Form S-1. In particular, Item 601(b)(10)(ii) provides an exception for contracts “where immaterial in amount or significance.” All contracts with Net Commerce Corporation and any arrangements between Michael Solley and the Company are immaterial in both amount and significance. Please see “Related Party Transactions” on page 63, for revised disclosure on the break-down of the amounts of these arrangements by fiscal year.

We acknowledge that at the time the Company requests acceleration of the effective date of the pending registration statement, the Company will furnish the requested acknowledgements.

Mr. Mark P. Shuman

September 2, 2005

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 703.770.7996 or John McDonald at 703.770.7602.

Sincerely,

/s/ Alicia A. Prather
Alicia A. Prather

Enclosures

cc:	Perry Hindin, Division of Corporate Finance Kari Jin Kathleen Collins, Branch Chief-Accounting Charles K. Narang, Chairman and Chief Executive Officer